EXHIBIT 22

                       SUBSIDIARIES OF THE COMPANY

    National Bank of Commerce of Mississippi, home office in Starkville, Mississippi, and incorporated under the national banking laws of the United States is a wholly-owned subsidiary of NBC Capital Corp. First State Bank of Tuscaloosa, home office in Tuscaloosa, Alabama, and incorporated under the state banking laws of the State of Alabama is a 99.2% owned subsidiary of NBC Capital Corp. Also, included in the consolidated financial statements are subsidiaries of the National Bank of Commerce of Mississippi at December 31, 1994. These were its wholly-owned subsidiaries, Philadelphia Finance Corporation, NBC Service Corporation, and Commerce National Insurance Company, which is a 79% owned subsidiary of NBC Service Corporation.